ACESITA

03 FEB -6 AM 7:21

03003653

N/Ref.: 003/2003-FFIM
File: 82-3769

Belo Horizonte, February 3rd, 2003.

To
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Att.: Mr. Frank Zarb and/or Ms. Mariana Prieto
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Ref.: Acesita S.A – Exemption No. 82-3769

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Dear Sir/Madam:

We are enclosing Acesita's Announcement to the Market, dated January 31 2003, in which Acesita's Board of Directors has authorized the sale of its direct and indirect investment in Companhia Siderúrgica de Tubarão.

We submit this information to you in order to maintain our exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us.

Sincerely,

Gilberto Audelino Correa
Chief Financial and Investor Relations Officer

dlw 2/6

c.c. The Bank of New York
Mrs. Glorinete Laurentino

ACESITA

ANNOUNCEMENT OF A MATERIAL FACT

Acesita S.A. ("Company"), Latin America's only producer of flat stainless and silicon steels, further to the Announcement of a Material Fact dated December 20, 2002 wishes to announce that its Board of Directors has authorized the sale of its direct and indirect investment in Companhia Siderúrgica de Tubarão ("CST") to one of its controlling shareholders, Arcelor, together with Companhia Vale do Rio Doce ("CVRD").

The Company's Board of Directors has authorized the Executive Board to structure and implement this sale, to set a date for its completion and sign the contracts between Arcelor and CVRD on the one hand and the Company on the other. The price has been established at US$22.66 per thousand shares of any class. The Company was given financial advice by Banco UBS Warburg S.A..

The sale is to comply with the terms and conditions of CST's Shareholders' Agreement.

Belo Horizonte, January 31, 2003

Gilberto Audelino Correa
Financial Director and Investor Relations Director